

16021270

JG

SEC
Mail Processing
Section

JUN 02 2016

Washington DC
409

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-31881

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/15 (MM/DD/YY) AND ENDING 03/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brian Cohn Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4263 Aiken Drive
(No. and Street)

Vint Hill	VA	20187
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Cohn 202-345-3901
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaiser Scherer & Schlegel PLLC
(Name – *if individual, state last, first, middle name*)

1410 Spring Hill Rd Suite 400	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

auB

OATH OR AFFIRMATION

I, Brian Cohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brian Cohn Incorporated, as of March 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres.

Title

Abigail Sue Kuo

Notary Public


ABIGAIL SUE KUO
Notary Public
Commonwealth of Virginia
7052811
My Commission Expires Feb 28, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brian Cohn Incorporated

Report of Independent Registered Public Accounting Firm and Financial Statements with Supplemental Schedule as of March 31, 2016

KAISER SCHERER & SCHLEGEL, PLLC

Brian Cohn Incorporated

Table of Contents

KAISER SCHERER & SCHLEGEL, PLLC
Certified Public Accountants

1410 Spring Hill Road, Suite 400
McLean, VA 22102
Tel: 703-847-4660
Fax: 703-847-3189
E-mail: kss@kssacct.com
Website: www.kaiserschererschlegel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Brian Cohn Incorporated

We were engaged to audit the accompanying statement of financial condition of Brian Cohn Incorporated as of March 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Brian Cohn Incorporated's management. Our responsibility is to express an opinion on these financial statements based on our audit. Because of the matter described in the following paragraph, however, we were not able to obtain sufficient appropriate audit evidence to provide a basis for an audit opinion.

We contacted Brian Cohn Incorporated's predecessor auditor but did not receive sufficient appropriate audit evidence and were not able to perform alternative auditing procedures.

Except for the matter described above, we conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

Because of the significance of the matter described above, we have not been able to obtain sufficient appropriate audit evidence to provide a basis for an audit opinion. Accordingly, we do not express an opinion on the financial statements referred to in the first paragraph.

Schedule I Computation of Net Capital Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Brian Cohn Incorporated's financial statements. The supplemental information is the responsibility of Brian Cohn Incorporated's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. Because of the significance of the matter described above, we do not express an opinion on the Computation of Net Capital Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934.



McLean, Virginia
May 31, 2016

Brian Cohn Incorporated

Statement of Financial Condition

March 31,		**2016**
Current assets		
Cash and cash equivalents	$	**21,057**
Accounts receivable from related party		**10,000**
Due from stockholder		**101,180**
Other assets		**1,477**
Total assets	**$**	**133,714**
Liabilities and Stockholder's Equity		
Current liabilities		
Accounts payable and accrued expenses	$	**16,692**
Income taxes payable		**10,234**
Total liabilities		**26,926**
Stockholder's Equity		
Common stock, $.01 par value; 5,000 shares authorized, 100 shares issued and outstanding		**1**
Additional paid in capital		**80,499**
Retained earnings		**26,288**
Total stockholder's equity		**106,788**
Total liabilities and stockholder's equity	**$**	**133,714**

The accompanying notes are an integral part of these financial statements.



Brian Cohn Incorporated

Statement of Operations

Year ended March 31,		2016
Revenue		
Advisory fees from related party	$	**10,000**
Interest income on due from stockholder		**1,042**
Total revenue		**11,042**
Operating expenses		
Professional fees		**16,869**
Other expenses		**501**
Total operating expenses		**17,370**
Net loss	$	**(6,328)**

The accompanying notes are an integral part of these financial statements.

Brian Cohn Incorporated

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance, March 31, 2015	$ 1	$ 80,499	$ 32,616	$ 113,116
Net loss	-	-	(6,328)	(6,328)
Balance, March 31, 2016	**$ 1**	**$ 80,499**	**$ 26,288**	**$ 106,788**

The accompanying notes are an integral part of these financial statements.

Brian Cohn Incorporated

Statement of Cash Flows

Year ended March 31,		2016
Cash flows from operating activities		
Net loss	$	**(6,328)**
Adjustments to reconcile net loss to net cash used in operating activities:		
Net change in:		
Accounts receivable from related party		**(10,000)**
Other assets		**1,321**
Accounts payable and accrued expenses		**11,632**
Net cash used in operating activities		**(3,375)**
Cash flows from financing activities		
Payments from related party		**16,788**
Net cash provided by financing activities		**16,788**
Net increase in cash and cash equivalents		**13,413**
Cash and cash equivalents at beginning of year		**7,644**
Cash and cash equivalents at end of year	$	**21,057**

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Brian Cohn Incorporated (the Company) is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is primarily engaged in investment banking and advisory activities. The Company is regulated by the Financial Industry Regulatory Authority (FINRA).

The Company does not act as a clearing broker nor does it hold securities for the accounts of others.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying policies of the Company are in accordance with accounting principles generally accepted in the United States of America applied on a consistent basis with that of the preceding period.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments.

Advisory Fees from Related Party

Advisory fees are recognized as earned on a pro rata basis over the term of the Company's agreement or contract. The Company recognized $10,000 in advisory fees during the year ended March 31, 2016.

2. Summary of Significant Accounting Policies (continued)

Investment Banking

Investment banking income includes gains, losses, and fees, net of syndicated expenses, arising from securities offerings in which the Company acts as an agent or underwriter. Also included are fees earned from providing merger-and-acquisition and financial restructuring advisory services. Fees are recorded on offering date, sale concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. The Company did not enter into any investment banking transactions during the year ended March 31, 2016.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. The Company did not recognize any commissions during the year ended March 31, 2016.

Concentrations

The Company maintains its cash in a checking account and savings account which are federally insured. There were no amounts in excess of federally-insured limits at March 31, 2016. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Income Taxes

The Company files its income tax returns on the cash basis, whereby revenue is recognized when received and expenses are recognized when paid. Deferred tax assets are recognized for operating loss carry-forwards and deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences that result from the Company using the cash method of accounting for income tax purposes and the accrual basis accounting for financial statement purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company's policy for penalties and interest assessed by income taxing authorities is to include them in general administrative expenses. For the year ended March 31, 2016, the Company did not incur any interest and penalties from taxing authorities. The Federal income tax returns of the Company for 2013, 2014, and 2015 are subject to examination by the Internal Revenue Service generally for three years after they were filed.

2. Summary of Significant Accounting Policies (continued)

Date of Management's Review

Management has evaluated subsequent events through May 31, 2016 the date the financial statements were available to be issued.

3. Related Party Transactions

The Company has an expense sharing agreement with BC Financial Services Corporation (BCFSC). BCFSC pays all office and related expenses incurred by the Company. The Company will reimburse BCFSC only when it uses equipment, phone, and other general office expense items.
The Company paid BCFSC $1,500 during the year ended March 31, 2016.

The sole stockholder owes the Company $101,180 at March 31, 2016.

4. Net Capital Requirements

Pursuant to the net capital requirements under the Securities Exchange Act of 1934 of Rule 15c3-1, the Company's required ratio of aggregate indebtedness (as defined) to net capital (as defined) may not exceed 15 to 1. Net capital and related ratios normally fluctuate on a daily basis. In addition, the Company must maintain minimum net capital of $5,000. At various times during the year ended March 31, 2016 the Company had a net capital deficit. On March 31, 2016, the Company had a net deficiency (as computed in accordance with the regulations of the Securities and Exchange Commission "SEC") of ($5,869).

The Company had net capital deficits at various times during the year ended March 31, 2016. The Company believes it has adequate resources to fund its net capital requirements for the next fiscal year.

Withdrawals of equity capital through redemption or repurchase of shares, dividend payments or other distributions and any unsecured advances or loans to stockholders or affiliates require advance notice to the SEC. In no event may such a withdrawal or distribution be made if it would reduce net capital to less than 120% of the Company's required minimum net capital. Dividend distributions, withdrawals of capital, and loans to affiliates exceeding a specified percentage of a broker dealer's net capital may require approval of the SEC.

The Company does not conduct a retail broker or dealer business and does not maintain possession or control of securities for customers. Therefore, the Company claims an exemption from the requirements of SEC Rule 15c3-3.

SUPPLEMENTAL INFORMATION

Brian Cohn Incorporated

Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

March 31,			**2016**
Stockholder's equity from statement of financial condition		$	106,788
Deduction for non-allowable assets:			
Due from related party	(101,180)		
Accounts receivable from related party	(10,000)		
Other assets	(1,477)		(112,657)
Net capital (deficiency)			(5,869)
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		$	5,000
Net deficiency of minimum requirements		$	(10,869)
Amounts included in total liabilities which represents aggregate indebtedness		$	29,926
Ratio of aggregate indebtedness to net capital			(5.10) to 1

See accountant's report on supplemental information.

NOTES

A. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. Accordingly, there is no requirement to include a Computation for the Determination of Reserve Requirements and claims an exemption from this requirement based on section (k)(2)(ii) of Rule 15c3-3.

B. The following is a reconciliation of the preceding computation of net capital to the Company's corresponding unaudited Part II of Form X-17A-5 as of March 31, 2016:

Net capital (deficit) per the preceding schedule	$ (5,869)
Adjustments to accounts after filing unaudited Form X-17A-5:	
Increase in accounts payable (included in aggregate indebtedness)	9,932
Unallowable accounts receivable from related party	10,000
Net capital per unaudited Form X-17-5	$ 14,063

KAISER SCHERER & SCHLEGEL, PLLC
Certified Public Accountants

1410 Spring Hill Road, Suite 400
McLean, VA 22102
Tel: 703-847-4660
Fax: 703-847-3189
E-mail: kss@kssacct.com
Website: www.kaiserschererschlegel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Brian Cohn Incorporated

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brian Cohn Incorporated identified the following provisions of 17 C.F.R. §15c3-3(k) under which Brian Cohn Incorporated claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Brian Cohn Incorporated stated that Brian Cohn Incorporated met the identified exemption provisions throughout the most recent fiscal year without exception. Brian Cohn Incorporated's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brian Cohn, Incorporated's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



McLean, Virginia
May 31, 2016

Brian Cohn Incorporated

4263 Aiken Dr.

Vint Hill, VA, 20187

202-345-3901 beecohn@gmail.com

Exemption Report – Brokers and Dealers Pursuant to Rule 15c3-3

Brian Cohn Incorporated (the Company), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a.5, "Reports to be made by certain brokers and dealers"). The Company claims an exemption based on section (k)(2)(i) of Rule 15c3-3.

During the fiscal year ending March 31, 2016, the Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) without exception.

Brain Cohn Incorporated



Brian Cohn, President

May 31, 2016

✓ Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.

Filing ID: 1141362 (Please retain this number for further inquiries regarding this form)
Submitted By: bcohn
Submitted Date: Tue May 31 16:11:38 EDT 2016

All fields marked with * are mandatory.

Annual Audit Notice Information:

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year. For more information on these requirements, see SEC Release No. 34-70073 available at http://www.sec.gov/rules/final/2013/34-70073.pdf.

Name of Auditor *: Kaiser Scherer & Schlegal

PCAOB # *: 3608

Auditor Address - Street *: 1410 Spring Hill Road , Suite 400

City *: McClean

State *: VA

Zip Code *: 221012

Auditor Main Phone Number *: 703-847-4660

Lead Audit Partner Name *: Jeff Schlegal

Lead Audit Partner Direct Phone Number *: 703-919-8900

Lead Audit Partner Email Address *: js@kssacct.com

FYE: 2016-03-31

Below is a list of *required* documents. Please check to indicate the document is attached. *

- ☑ Facing Page [Form X-17A-5 Part III]
- ☑ An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- ☑ Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- ☑ Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- ☑ Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])
- ☑ Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]
- ☑ Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

SEA Rule 15c3-3 *(Select ONLY One)* See Annual Audit Notice Information above.

- (•) Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]
- ( ) Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control

Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

SEA Rule 17a-5(e)(4)(ii) - *Select ONLY One*

- ○ For Firms Claiming Exclusion from SIPC Membership, a copy of SIPC-3 Form **AND** Independent Public Accountant's Report on Agreed Upon Procedures Related to an Entity's Claim of Exclusion from SIPC Membership.
- ○ For SIPC Members, a copies of the SIPC Supplemental Report **AND** Independent Accountant's Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.
- ◉ For SIPC Members with Minimal Revenue, (i.e., $500,000 or less in gross revenue from their Annual Audit report filed pursuant to SEA Rule 17a-5(d).) Broker-Dealers are not required to file the SIPC Supplemental Report pursuant to SEA Rule 17a-5(e)(4)(ii) if reporting revenue of $500,000 or less.

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

- ☐ Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]
- ☐ For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds
- ☐ For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit: * BCI Audit 17a-5 3_31_16.pdf 6381011 bytes